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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael S. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 600,100
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 600,100(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.53%
14	TYPE OF REPORTING PERSON (See Instructions) IN

____________________________

(1) The 600,100 shares owned by the Reporting Person are subject to the Stockholders Agreement described herein under which Symmetric Capital LLC has sole voting power over such shares.

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This Amendment No. 11 (“Amendment No. 11”) amends in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 10) Items 1, 4, 5 and 6 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004, Amendment No. 4 filed on December 7, 2005, Amendment No. 5 filed on May 2, 2008, Amendment No. 6 filed on December 24, 2008, Amendment No. 7 filed on December 30, 2008, Amendment No. 8 filed on October 13, 2011, Amendment No. 9 filed on March 6, 2012 and Amendment No. 10 filed on December 9, 20134 by Michael S. Steiner (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of EnviroStar, Inc. (the “Issuer” or the “Company”). The Original Statement, as amended, including this Amendment No. 11, is referred to collectively as this “Statement.”

Item 2	Indentify and Background

“(a)-(c) This Schedule 13D is being filed by Michael S. Steiner, a Florida resident. The Reporting Person serves as Executive Vice President of the Issuer. The Reporting Person’s business address is c/o Steiner - Atlantic Corp., 290 N.E. 68 Street, Miami, Florida 33138.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 4	Purpose of the Transaction

“On March 6, 2015, the Reporting Person, Robert Steiner and Symmetric Capital LLC (the “Purchaser”), a Florida limited liability company controlled by Henry Nahmad, entered into and closed a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Reporting Person and Robert Steiner sold and transferred to the Purchaser (the “Sale Transaction”) an aggregate of 2,838,194 shares (the “Shares”) of the Common Stock of the Issuer for an aggregate purchase price of $6,102,117.10 (the “Purchase Price”). The Reporting Person sold and transferred to the Purchaser 1,928,646 of the Shares and received approximately $4.1 million of the Purchase Price, and Robert Steiner sold and transferred to the Purchaser 909,548 of the Shares and received approximately $2.0 million of the Purchase Price. After giving effect to the Sale Transaction, which was approved by the Issuer’s Board of Directors for purposes of Section 203 of the Delaware General Corporation Law, (a) the Purchaser owns 2,838,194 shares of Common Stock, or approximately 40.35% of the outstanding shares of Common Stock, (b) the Reporting Person owns 600,100 shares of Common Stock, or approximately 8.53% of the outstanding shares of Common Stock, and (c) Robert Steiner owns 100,000 shares of Common Stock, or approximately 1.42% of the outstanding shares of Common Stock. In addition, as a result of the Stockholders Agreement described below, the Purchaser has, and Henry Nahmad, the Manager of the Purchaser may be deemed to have, voting power over the shares representing approximately 50.3% of the outstanding shares of Common Stock. Effective as of the closing of the Sale Transaction, (1) the Reporting Person (a) resigned as the Issuer’s Chairman of the Board, Chief Executive Officer and President, and (b) was appointed the Issuer’s Executive Vice President and Chief Operating Officer, and (c) remains a director of the Issuer, and (2) Henry Nahmad, the sole manager of the Purchaser, was elected a director of the Issuer and was also appointed the Issuer’s Chairman of the Board, Chief Executive Officer and President.

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The number of directors of the Issuer was increased from five to seven members and there is currently one vacancy on the Board.

The foregoing is a summary of the Purchase Agreement and is qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 6(a) to this Statement.

Except for possible acquisitions or dispositions of shares of Common Stock depending on general market and economic conditions and other relevant factors and except as described herein, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.”

Item 5	Interest in Securities of the Issuer

“(a) and (b)     As of March 6, 2015, after giving effect to the Sale Transaction, the Reporting Person was the beneficial owner of the following shares of the Issuer’s Common Stock:

Amount Beneficially Owned(1):	600,100
Percent of Class	8.53%
Sole Voting Power(1)	0
Shared Voting Power	0
Sole Dispositive Power	600,100
Shared Dispositive Power	0

__________________________

(1) The 600,100 shares owned by the Reporting Person are subject to the Stockholders Agreement described herein under which the Purchaser has sole voting power over such shares.

(c)     There were no transactions by the Reporting Person in the Common Stock since the filing of Amendment No. 10 to this Statement except that on March 6, 2015, the Reporting Person sold 1,928,646 shares of Common Stock to the Purchaser. As a result of the Stockholders’ Agreement described in Item 6, the Reporting Person has sole voting power over no shares of Common Stock and the Reporting Person has sole dispositive power over 600,100 shares of Common Stock.

(d)     No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)     Not applicable.”

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Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

“Pursuant to a Termination Letter Agreement, dated March 6, 2015 (the “Termination Agreement”), the Reporting Person and Robert M. Steiner terminated their previously existing Stockholders' Agreement, dated as of December 2, 2015.

Simultaneous with the execution and delivery of the Termination Agreement and the closing of the Sale Transaction, the Reporting Person and Robert Steiner entered into a Stockholders Agreement with the Purchaser and Henry Nahmad pursuant to which each of the Reporting Person and Robert Steiner (who as of the date hereof holds 100,000 shares of Common Stock) agreed to vote all shares of Common Stock owned by them at any time during the term of the Stockholders Agreement as directed by Henry Nahmad, as the Manager of the Purchaser, and have granted to Henry Nahmad, as the Manager of the Purchaser, an irrevocable proxy and power of attorney in furtherance thereof. The Stockholders Agreement also contains, among other things, (i) an agreement by the Purchaser (who as of the date hereof holds 2,838,194 shares of Common Stock) and Henry Nahmad to vote all of the shares of Common Stock owned by them in favor of the election of the Reporting Person to the Issuer’s Board of Directors for a period of five years, subject to earlier termination of such obligation under certain circumstances, (ii) certain transfer restrictions with respect to the shares of the Common Stock held by the Reporting Person and Robert Steiner, including a one-year restriction on the right to transfer the shares without the Purchaser’s consent and, following such one-year period, a right of first refusal held by the Purchaser with respect to proposed sales of the shares, (iii) a special call right which under limited circumstances would entitle the Purchaser (or its assignee) to purchase all of the shares of Common Stock held by the Reporting Person and Robert Steiner at the then-prevailing fair market value, and (iv) drag-along/tag-along provisions pursuant to which, in any proposed sale by the Purchaser of 25% or more of the shares that it owns to an unaffiliated third party, the Purchaser will have the right, subject to the terms and conditions of the Stockholders Agreement, to require the Reporting Person and Robert Steiner to sell the proportionate amount of their shares in the transaction on the same terms as the Purchaser is proposing to sell its shares, and if such drag-along right is not exercised, the Reporting Person and Robert Steiner will have the right, subject to the terms and conditions of the Stockholders Agreement, to elect to sell the proportionate amount of their shares in the transaction on the same terms as the Purchaser is proposing to sell its shares. The Stockholders Agreement has a term of five years, subject to earlier termination at the Purchaser’s election or under certain other limited circumstances.

The foregoing is a summary of the Termination Agreement and the Stockholder’s Agreement and is qualified in its entirety by reference thereto, copies of which are filed as Exhibits 6(b) and 6(c) to this Statement.”

Item 7	Material to be Filed as Exhibits

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

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Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. )

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael Steiner. (6)

Exhibit 4(f)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March 6, 2012 by Robert Steiner and the Reporting Person. (7)

Exhibit 5(a)	Termination Agreement dated December 2, 2013 between the Reporting Person and Robert Steiner. (8)

Exhibit 5(b)	Stockholders’ Agreement dated as of December 2, 2013 between the Reporting Person and Robert Steiner. (8)

Exhibit 6(a)	Stock Purchase Agreement dated as of March 6, 2015 by and among Reporting Person, Robert Steiner, Henry Nahmad and Symmetric Capital LLC. (9)

Exhibit 6(b)	Termination Agreement dated March 6, 2015 between the Reporting Person and Robert Steiner. (9)

Exhibit 6(c)	Stockholders’ Agreement dated as of March 6, 2015 by and among Reporting Person, Robert Steiner, Henry Nahmad and Symmetric Capital LLC. (9)

Exhibit 7(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (10)

Exhibit 7(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (11)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed with this Amendment No. 8 to this Statement.
(7)	Filed with Amendment No. 9 to this Statement.
(8)	Filed with Amendment No. 10 to this Statement
(9)	Filed herewith.

(10)	Filed with Amendment No. 6 to this Statement.
(11)	Filed with Amendment No. 7 to this Statement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2015

/s/ Michael S. Steiner
Michael S. Steiner

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Merger Agreement (1)

Exhibit 2	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. )

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 4(f)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March 6, 2012 by Robert M. Steiner and the Reporting Person. (7)

Exhibit 5(a)	Termination Agreement dated December 2, 2013 between the Reporting Person and Robert M. Steiner. (8)
Exhibit 5(b)	Stockholders’ Agreement dated as of December 2, 2013 between the Reporting Person and Robert M. Steiner. (8)
Exhibit 6(a)	Stock Purchase Agreement dated as of March 6, 2015 by and among Reporting Person, Robert M. Steiner, Henry Nahmad and Symmetric Capital LLC. (9)
Exhibit 6(b)	Termination Agreement dated March 6, 2015 between the Reporting Person and Robert M. Steiner. (9)
Exhibit 6(c)	Stockholders’ Agreement dated as of March 6, 2015 by and among Reporting Person, Robert M. Steiner, Henry Nahmad and Symmetric Capital LLC. (9)

Exhibit 7(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (10)

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Exhibit 7(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (11)

__________________________

(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed with this Amendment No. 8 to this Statement.
(7)	Filed with Amendment No. 9 to this Statement.
(8)	Filed with Amendment No. 10 to this Statement
(9)	Filed herewith.
(10)	Filed with Amendment No. 6 to this Statement.
(11)	Filed with Amendment No. 7 to this Statement.